SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

March 21, 2023

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on March 21, 2023.

Autonomous City of Buenos Aires, March 21st 2023.

To

CNV (Argentine Securities Exchange Commission)/BYMA/MAE

Re.: Relevant event.

We write to you in order to inform that on the date hereof the Board of Directors received a letter from Mr. Delfín Jorge Ezequiel Carballo, as shareholder of Banco Macro S.A., and Mr. Juan Manuel Llado acting jointly with Mrs. Ana Maria Vea Murguia, as attorneys-in-fact of Banco de Servicios y Transacciones S.A., trustee of the shareholder of Banco Macro S.A., Fideicomiso de Garantía JHB BMA, by which they advised the Board that, at the next General and Special Shareholders’ Meeting to be held by the Bank, at which the shareholders shall discuss among other matters the appointment of new members of the Board, they intend to nominate as (i) regular directors for three fiscal years, Messrs. Delfín Federico Ezequiel Carballo and Marcos Brito; and, for one fiscal year, Mr. José Alfredo Sanchez, who shall fill the vacancy originated as a result of the resignation submitted by Mr. Delfín Jorge Ezequiel Carballo; and (ii) as alternate director for two fiscal years, Mr. Delfín Jorge Ezequiel Carballo, who shall fill the vacancy originated by the resignation of Mr. Alan Whamond.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 21, 2023

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name: Jorge F. Scarinci
Title: Chief Financial Officer